Filed by RightCHOICE Managed Care, Inc. pursuant to
Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12of the Securities Exchange
Act of 1934.

Subject Company:  RightCHOICE Managed Care, Inc.
Commission File Number:  001-15907


This filing relates to a proposed merger between RightCHOICE Managed Care, Inc. and WellPoint Health
Networks Inc. pursuant to the terms of that certain
Agreement and Plan of Merger, dated as of October 17, 2001, among RightCHOICE, WellPoint and RWP Acquisition
Corp. The Agreement and Plan of Merger is on file with the Securities and Exchange Commission as an exhibit to the Current Report on Form 8-K filed by RightCHOICE on October 23, 2001, and is incorporated by reference in this filing.

Cautionary Statements

This document contains forward-looking statements.
RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities
Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance.
Actual results may differ materially from the expectations described in this document due to, among other things, the factors detailed in the company's filings with the SEC, including the factors detailed under the caption "Factors That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-
K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

Additional information about the merger and where to find it

This document may be deemed to be solicitation material in respect of the proposed merger of RightCHOICE and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of RightCHOICE are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries. RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.

*	*	*

On October 24, 2001, RightCHOICE Managed Care, Inc. issued its third quarter 2001 earnings release. The text of the release follows:



For Further Information
Stuart Campbell          314-923-8650
Mary Scholz Barber	 314-290-2013

RightCHOICE Reports Record Third Quarter
EPS of $1.05 Per Share Includes 22 cents Related to Non-Recurring Tax Benefit

-- Third Quarter Revenues Total $300 Million
-- 14th Consecutive Comparable Quarter of Improved Profitability
-- Underwritten Margins Improve, Self-Funded Segment Continues
Growth Trend
-- Merger with WellPoint on Track for Completion in First Quarter
2002

ST. LOUIS, October 24, 2001 - RightCHOICE Managed Care, Inc.
(NYSE: RIT) today reported record third quarter revenues and earnings per share exceeding expectations due to continued margin expansion in their underwritten business segment and continued membership growth in their underwritten and self-funded segments.

 "Our twin engine business model continues to deliver results as evidenced by the 77 percent increase in operating profits this quarter," said John O'Rourke, chairman and chief executive officer of RightCHOICE. "Our underwritten segment experienced strong membership growth and our disciplined pricing, medical cost management strategies and general and administrative expense management continue to positively influence our underwritten margins. Our self-funded business also posted continued membership growth with sustained margins."

THIRD QUARTER 2001 HIGHLIGHTS

Results for the quarter ended September 30, 2001, compared with the third quarter of 2000 included:
-- Net income of $21.1 million, a 146 percent increase compared to $8.6 million.
-- Diluted earnings per share of $1.05, a 91 percent increase compared to 55 cents. Third quarter 2001 earnings per share include 22 cents for a non-recurring tax benefit related to the cash contribution made by RightCHOICE to the Missouri Foundation For Health as part of the reorganization in late 2000.
-- Revenues of $300.2 million, a 10 percent increase compared to $272.1 million.
-- Operating income of $23.1 million, a 77 percent increase compared to $13.1 million.
-- Earnings before interest expense, taxes, depreciation and amortization (EBITDA) of $33.1 million, a 42 percent increase compared to $23.2 million, excluding the charge for minority interest.
-- Medical margin per member per month (PMPM) of $32.19, a 20 percent increase compared to $26.87.
-- Medical Cost Ratio (MCR) improved to 80.2 percent compared to 81.9 percent.
-- Combined general and administrative (G&A) expense ratio improved to
17.7 percent compared to 18.9 percent. G&A expense ratio for the underwritten segment improved to 12.3 percent compared to 13.1 percent. -- Total membership of 2.8 million members, a 5 percent increase compared to 2.7 million members.
-- Total self-funded membership, including HealthLink, Inc., the company's wholly owned network rental subsidiary, of 2.3 million members, a 6 percent increase compared to 2.1 million members. As previously reported, HealthLink lost 84,000 workers' compensation members in third quarter 2001; however, offsetting this loss they added 125,000 new workers' compensation members on October 1 relating to a single payor, which will be reflected in the fourth quarter of 2001.
-- Underwritten membership of 546,000, a 9 percent increase excluding the loss of 44,000 HMO members as a result of RightCHOICE's decision to exit the Missouri Consolidated Health Care Plan and Medicare+Choice HMO risk product on December 31, 2000.

RIGHTCHOICE AND WELLPOINT TO MERGE

On October 18, 2001, WellPoint Health Networks, Inc. (NYSE:WLP), one of the nation's largest publicly traded health care companies, and RightCHOICE announced that they have signed a definitive agreement to merge. The consideration to be received by the stockholders of RightCHOICE for each of their shares of RightCHOICE common stock will be either WellPoint common stock at a fixed exchange ratio of 0.6161 of a share of WellPoint common stock or, at the election of the RightCHOICE stockholder, $66.00 cash. RightCHOICE stockholders will be able to elect to receive cash for any or all shares of their RightCHOICE common stock subject to a prorationing mechanism, which will maintain the overall mix of the total consideration to be received in the merger for all shares of RightCHOICE in the aggregate at 30 percent cash and 70 percent WellPoint common stock.

Consummation of the merger is subject to approval of the stockholders of RightCHOICE, receipt of approvals under applicable state insurance laws (with Missouri and Illinois being the material approvals) and under anti-trust laws, approval of the Blue Cross and Blue Shield Association and other customary closing conditions. The merger is intended to be a tax-free reorganization under Section 368(a) of the Internal Revenue Code and will be accounted for under the purchase method of accounting. WellPoint and RightCHOICE currently expect the transaction to close in the first quarter of 2002.

"Joining with WellPoint is the right thing to do for our community, our members, our employees and stockholders," O'Rourke said. "We will continue as the leading health benefits organization in Missouri, with both Blue Cross and Blue Shield of Missouri and HealthLink based and managed here in Missouri."

OUTLOOK

 "RightCHOICE expects full year 2001 earnings to range from $3.30 to $3.35 per share on a fully diluted basis, or an increase of 45 percent to 48 percent compared to $2.27 for full year 2000," O'Rourke said.

The company also expects earnings per share growth of at least 20 percent in 2002 as compared to 2001, excluding the effect of the adoption of the FASB's new statements on business combinations in 2002 and the non-recurring tax benefit in 2001. "This outlook is based on expectations of continued enrollment growth in both segments, sustained medical margins and improved general and administrative ratios," O'Rourke stated.

LIVE WEBCAST OF EARNINGS CONFERENCE CALL

A live webcast of RightCHOICE's third quarter earnings conference call will be available on October 25, 2001, starting at 10 a.m. Central Daylight Time (11 a.m. Eastern Daylight Time.) Investors, analysts and the general public can listen to the quarterly conference call webcast via the company's Web site, www.ritusa.com, by selecting the webcast link at the top of the page. The conference call can be accessed by dialing 1-212-271-4612, reservation number 19810267, ten minutes prior to the start of the call.

BUSINESS DESCRIPTION

RightCHOICE Managed Care, Inc. serves 2.8 million members and is the largest provider of health care benefits in Missouri, with more than 2.3 million members in the state. RightCHOICE does business in Missouri under the name Blue Cross and Blue Shield of Missouri and through its HealthLink subsidiary. HealthLink also provides network rental, administrative services, workers' compensation and other non-underwritten health benefit programs to approximately 500,000 members in six neighboring states. RightCHOICE is an independent licensee of the Blue Cross and Blue Shield Association.

CAUTIONARY STATEMENTS

This press release contains forward-looking statements regarding RightCHOICE's results of operations and earnings outlook and its proposed merger with WellPoint that involve risks and uncertainties. RightCHOICE intends that these forward-looking statements be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on management's current expectations and are naturally subject to risks, uncertainties and changes in circumstances. These forward-looking statements are not guarantees of future performance. Actual results may differ materially from the expectations described in this press release due to, among other things, the factors detailed in the company's filings with the Securities and Exchange Commission, including the factors detailed under the caption "Factors
That May Affect Future Results of Operations" in RightCHOICE's Annual Report on Form 10-K for the year ended December 31, 2000, and otherwise described in the quarterly reports on Form 10-Q, to which readers are referred. RightCHOICE is under no obligation, and expressly disclaims any obligation, to update or alter these forward-looking statements whether as a result of new information, future events or otherwise.

This news release may be deemed to be solicitation material in respect of the proposed merger of RightCHOICE and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. Stockholders of RightCHOICE are encouraged to read the registration statement, including the final proxy statement-prospectus that will be part of the registration statement, because it will contain important information about the proposed merger. After the registration statement is filed with the SEC, it and any amendments thereto will be available for free both on the SEC's Web site (www.sec.gov) and from RightCHOICE's and WellPoint's respective corporate secretaries.
RightCHOICE and its directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding the interests of RightCHOICE's directors and executive officers will be included in the final proxy statement-prospectus.

FINANCIAL TABLES FOLLOW:

RightCHOICE Managed Care, Inc.
Consolidated Financial and Operating Results
(Unaudited, dollar amounts in thousands except per share data)

                                          Three months ended        Nine months ended
                                             September 30,             September 30,
                                           2001         2000         2001        2000
Underwritten premium revenue:
  PPO                                    $  111,524   $  95,921   $  326,718   $  263,944
  POS                                        66,028      50,715      187,570      145,380
  HMO (includes other POS)                   40,742      55,718      117,264      166,369
  Medicare supplement                        21,433      22,049       64,996       67,302
  Managed indemnity                             717         734        2,091        2,021
  Other specialty services                   24,705      17,060       67,306       47,258
    Total premium revenue                   265,149     242,197      765,945      692,274
Self-funded PPO/POS, HMO and ASO
  (includes HealthLink and other income)     34,258      29,372      101,730       87,635
Non-affiliated real estate rental income        765         503        2,461        1,961
    Total fees and other income              35,023      29,875      104,191       89,596
    Total revenues                          300,172     272,072      870,136      781,870
Operating expenses:
  Health care services                      212,629     198,360      616,562      568,004
  Commissions                                11,337       9,191       32,443       27,037
  General and administrative (excludes
    depreciation and amortization)           47,455      46,341      142,524      134,400
  Depreciation and amortization               5,613       5,100       16,865       15,323
    Total operating expenses                277,034     258,992      808,394      744,764
Operating income                             23,138      13,080       61,742       37,106
Investment income:
  Interest and dividends                      3,944       4,565       12,620       12,971
  Realized gains (losses), net                  367        (127)       1,005          938
    Total investment income, net              4,311       4,438       13,625       13,909
Interest expense                               (258)       (923)      (1,446)      (2,901)
Other (expense) income, net                      (2)        624         (119)       1,435
Minority interest in consolidated
   subsidiary                                     0      (1,879)           0       (5,021)
Income tax expense                           (6,116)     (6,783)     (24,515)     (19,641)
    Net income                           $   21,073   $   8,557   $   49,287    $  24,887
Weighted average common shares           19,556,632  14,962,500   19,165,070   14,962,500
Potential dilutive common shares            477,219     462,904      471,970      315,436
Basic earnings per share                 $     1.08   $    0.57   $     2.57    $    1.66
Diluted earnings per share               $     1.05   $    0.55   $     2.51    $    1.63

OPERATING DATA:
Medical cost ratio                             80.2%       81.9%        80.5%       82.0%
G&A ratio                                      17.7%       18.9%        18.3%       19.1%
Adjusted G&A ratio (excluding
   depreciation and amortization)              15.8%       17.0%        16.4%       17.2%

SEGMENT DATA:
REVENUES
Underwritten                             $  265,499   $ 242,447    $ 766,570   $  692,704
Self-funded                                  33,908      29,122      101,105       87,205
Other                                         2,124       1,728        6,327        5,651
Eliminations                                 (1,359)     (1,225)      (3,866)      (3,690)
Consolidated                             $  300,172   $ 272,072    $ 870,136   $  781,870
OPERATING INCOME
Underwritten                             $    9,133   $   3,363    $  19,975   $    6,256
Self-funded                                  13,132       9,211       39,258       28,844
Other                                           873         506        2,509        2,006
Consolidated                             $   23,138   $  13,080    $  61,742   $   37,106

                                                September 30,
                                              2001         2000
BALANCE SHEET DATA:
Cash and investments                     $  374,407    $  316,039
Other assets                                386,060       343,593
  Total assets                           $  760,467    $  659,632

Medical claims payable                   $  151,232    $  145,649
Unearned premium                             76,993        63,478
Debt                                                       28,063
Other liabilities                           148,156       146,092
  Total liabilities                      $  376,381    $  383,282
Minority interest in consolidated
   subsidiary                                              36,365
Stockholders' equity                        384,086       239,985
  Total liabilities, minority interest
   and stockholders' equity              $  760,467    $  659,632

Book value per share*                    $    19.63    $    16.04
Tangible book value per share*           $    15.09    $    11.55
Days in Medical Claims Payable                 65.4          67.6

*Book value per share calculation is based on the number of common shares outstanding at quarter end.

MEMBERSHIP DATA:                                September 30,
Number of members at end of period            2001         2000
  Underwritten:
    PPO                                     253,615       228,219
    POS                                     156,303       138,928
    HMO (includes other POS)**               86,885       127,722
    Medicare supplement                      47,383        49,888
    Managed indemnity                         2,064         1,755
         Total underwritten membership      546,250       546,512
  Self-funded:
    PPO/POS                                  61,324        47,699
    HMO                                       5,778         7,723
    ASO (includes HealthLink):
       Workers' compensation                718,300       723,771
       Other ASO                          1,493,085     1,368,024
         Total self-funded membership     2,278,487     2,147,217
              Total membership            2,824,737     2,693,729

**HMO Membership at September 30, 2000 included 40,725 members and 3,498 members of the Missouri Consolidated Health Care Plan and Blue Horizons Medicare HMO plan (our Medicare risk product), respectively, both of which terminated as anticipated on December 31, 2000.

Note 1:
Health care services expense for the first nine months of 2000 has been reduced for the beneficial effect of the decrease in the premium deficiency reserve relating to losses incurred on a single contract, which was terminated as of December 31, 2000.

Note 2:
The reported financial results for all periods presented reflect the reorganization and merger of RightCHOICE and its parent, Blue Cross and Blue Shield of Missouri on November 30, 2000. Prior to the reorganization and merger, Blue Cross and Blue Shield of Missouri owned approximately 15 million shares, or 80 percent, of RightCHOICE's 18.7 million common shares issued and outstanding, with the remainder of the stock being held by the public, known as the minority stockholders. The Missouri Foundation For Health created during the November 30, 2000 reorganization and merger owned approximately 80 percent of the RightCHOICE outstanding common stock as of November 30, 2000. In conjunction with the reorganization and merger, the minority stockholders exchanged their 3.7 million shares of RightCHOICE common stock for an equal number of new RightCHOICE common shares. As of September 30, 2001, the Foundation owned approximately 57 percent of the outstanding common stock of RightCHOICE.

As a result of this reorganization and merger, the results of operations for the first nine months of 2000 reflect a charge against earnings for the minority stockholders' interest in RightCHOICE. For the purpose of computing earnings per share for the first nine months of 2000, weighted average common shares were reduced by the minority stockholders' 3.7 million shares of RightCHOICE.